March 3, 2003


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549


Attn:  U.S. Securities and Exchange Commission


Re:  Interactive Outdoors, Inc.
     Registration Statement on Form SB-2
     Filed:        July 17, 2002
     File No.:   333-96591


Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Interactive Outdoors, Inc., a Nevada corporation (the "Company") hereby applies for the withdrawal of its previously filed Registration Statement on Form SB-2 (File No. 333-96591) (the "Registration Statement") relating to its common stock.

The Company has voluntarily elected not to proceed with the registration of shares as contemplated by the Registration Statement in order to pursue the ongoing development of its business activities. It requests that the Securities and Exchange Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477. No sales of the Company's shares of common stock have been made or will be made under the Registration Statement on Form SB-2.


Sincerely,

Interactive Outdoors, Inc.

By:       /s/ Michael V. Mandia
          --------------------------------
Name:     Michael V. Mandia
Title:    President